FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated February 13, 2025

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 13 February, 2025

                                          EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 13 February 2025
Final Results

Exhibit 99

2024 Full Year Results

Improved performance led by volume growth and gross margin expansion

Underlying performance			GAAP measures
(unaudited)	2024	vs 2023		2024	vs 2023
Full Year
Underlying sales growth (USG)		4.2%	Turnover	€60.8bn	1.9%
Beauty & Wellbeing		6.5%	Beauty & Wellbeing	€13.2bn	5.5%
Personal Care		5.2%	Personal Care	€13.6bn	(1.5)%
Home Care		2.9%	Home Care	€12.3bn	1.4%
Foods(a)		2.6%	Foods(a)	€13.4bn	1.1%
Ice Cream		3.7%	Ice Cream	€8.3bn	4.5%
Underlying operating profit	€11.2bn	12.6%	Operating profit	€9.4bn	(3.7)%
Underlying operating margin	18.4%	170bps	Operating margin	15.5%	(90)bps
Underlying earnings per share	€2.98	14.7%	Diluted earnings per share	€2.29	(10.6)%
Free cash flow	€6.9bn	€(0.2)bn	Net profit	€6.4bn	(10.8)%
Fourth Quarter
USG		4.0%	Turnover	€14.2bn	(0.1)%
Quarterly dividend payable in March 2025			€0.4528	per share(b)
  (a) Previously reported as Nutrition; (b) See note 9 for more information on dividends

Financial and operational highlights

●      Underlying sales growth of 4.2%, led by 2.9% volume growth

●      Turnover increased 1.9% to €60.8 billion with (0.7)% impact from currency and (1.5)% from net disposals

●      Power Brands (>75% of turnover) leading growth with 5.3% USG and volumes up 3.8%

●      Brand and marketing investment up 120bps to 15.5%, its highest level in over a decade

●      Underlying operating margin up 170bps to 18.4%, with gross margin up 280bps

●      Underlying EPS increased 14.7%; diluted EPS decreased 10.6% due to loss on disposals and accelerated productivity programme spend

●      Cash conversion of 106% with free cash flow of €6.9 billion; underlying ROIC up 190bps to 18.1%

●      Quarterly dividend raised by 6.1% vs Q4 2023; new €1.5 billion share buyback announced

●      Ice Cream separation on track

Chief Executive Officer statement

"Today's results reflect a year of significant activity as we focused on transforming Unilever into a consistently higher performing business.

Under the Growth Action Plan, we committed to doing fewer things, better and with greater impact. We executed the plan at pace and made progress in 2024. Underlying sales grew 4.2% with volumes up 2.9%, led by our Power Brands, with particularly strong performances from Dove, Comfort, Vaseline and Liquid I.V. Fewer, bigger innovations helped to deliver volume growth consistently above 2% in each quarter. All Business Groups delivered positive volume growth for the year. Growth was underpinned by gross margin expansion of 280bps, fuelling increases in brand investment and profitability.

We continue to sharpen our portfolio, allocating capital to premium segments by acquiring scalable brands in attractive markets, such as K18 and Minimalist, and announcing the divestment of local food brands such as Unox and Conimex, as we focus our Foods portfolio on cooking aids and condiments categories. The comprehensive productivity programme we announced in March is being implemented at pace and we are ahead of plan in helping to create a leaner and more accountable organisation. We are taking decisive actions in Indonesia, where long-standing challenges required a reset of the business, and China, where we are transforming our go-to-market approach during a market slowdown. We expect to see the benefits of these actions from the second half of 2025.

The separation of Ice Cream remains on track and we are making good progress on the key workstreams. We announce today the appointment of the Chair Designate for the demerged Ice Cream business and details of the listing structure.

Market growth, which slowed throughout 2024, is expected to remain soft in the first half of 2025. The steps we have taken in 2024, including the launch of our refreshed GAP2030 strategy, further reinvestment in our brands and strong innovation pipelines leave us better positioned to deliver on our ambitions in the years ahead."

Hein Schumacher

Outlook

We expect underlying sales growth (USG) for full year 2025 to be within our multi-year range of 3% to 5%. Market growth slowed throughout 2024. We anticipate a slower start to 2025 with subdued market growth in the near term. We expect the market and our growth to improve during the year as price increases, reflecting higher commodity costs in 2025. We expect a more balanced split between volume and price.

We anticipate a modest improvement in underlying operating margin for the full year versus 18.4% in 2024. We expect this improvement to be realised in the second half given the very strong first half comparator of 19.6%, which benefitted strongly from the combination of carry-over pricing and input cost deflation.

Full Year Review: Unilever Group

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change
Full Year	€60.8bn	4.2%	2.9%	1.3%	(1.5)%	(0.7)%	1.9%
Fourth Quarter	€14.2bn	4.0%	2.7%	1.3%	(2.9)%	(1.1)%	(0.1)%

Performance

Underlying sales growth for the full year was 4.2%, led by volume of 2.9% and price of 1.3%. We delivered four consecutive quarters of underlying volume growth above 2%, with all Business Groups driving positive volume growth for the year. As expected, underlying price growth moderated to 1.3%. Turnover was €60.8 billion, up 1.9% versus the prior year, with underlying sales growth of 4.2% more than offsetting the (0.7)% impact from currency and (1.5)% from disposals net of acquisitions.

The Power Brands contributed >75% of turnover and performed strongly with 5.3% underlying sales growth, driven by volume growth of 3.8%. The rest of the business also delivered improved volumes with volume growth of 0.7% in the second half, up from (1.6)% in the first half of 2024.

As guided with our first half 2024 results, our turnover-weighted market share movement(a), which measures our competitive performance on a rolling 12 month-basis, sequentially improved in the second half reflecting the increasing benefits from the Growth Action Plan.

Beauty & Wellbeing grew underlying sales by 6.5%, with volume growth of 5.1% driven by strong growth across its Power Brands. Personal Care grew 5.2% with 3.1% volume growth, led by strong, innovation-led sales growth of Deodorants. Home Care underlying sales increased 2.9%, with 4.0% volume growth more than offsetting the price decline linked to commodity cost deflation. Foods grew underlying sales 2.6%, with muted volume growth of 0.2% amidst a market slowdown and moderating prices. Ice Cream grew 3.7%, with a return to positive volume growth of 1.6%. This reflected an improved performance in the second half supported by bigger innovations and operational improvements.

Developed markets (42% of Group turnover) grew underlying sales 4.4%. Underlying volume growth of 3.3% reflected a strong performance in North America, led by Beauty & Wellbeing, and a big improvement in Europe, driven by Home Care and Personal Care. As expected, price growth moderated to 1.1%.

Emerging markets (58% of Group turnover) grew underlying sales 4.1%, with 2.5% from volume and 1.5% from price. India grew 1.8% with 2.4% underlying volume growth. Tonnage volume grew mid-single digit, which was partially offset by adverse mix due to the strong growth in Home Care. The business continued to increase market share during a period of modest market growth. Underlying price returned to positive in the fourth quarter on the back of rising input cost inflation. Latin America grew 6.0% with positive volume growth across Brazil, Mexico and Argentina. Growth slowed in the second half, reflecting a deterioration of economic conditions in the region. Africa and Turkey delivered double-digit growth with positive volumes and price in each quarter.

China declined mid-single digit with market weakness across all categories apart from Foods. In the context of softer markets, we are accelerating our portfolio premiumisation and transforming our go-to-market approach to effectively serve fast-growing e-commerce channels and smaller format stores in lower tier cities.

In South East Asia, volume-led growth in the Philippines and Thailand was offset by an 8.7% decline in Indonesia. In the second half, we took decisive actions by correcting misaligned pricing across channels and resetting stock levels in retail, while also addressing our long-standing issues of portfolio, brand, and competitiveness. This will take several quarters. As we have said previously, we expect to see the benefits of the changes in Indonesia and China from the second half of 2025.

(a) Turnover-weighted market share movement: global aggregate of Unilever value market share changes, weighted by the turnover of the category-country combinations

Profitability
(unaudited)	UOP	UOP growth	UOM%	Change in UOM	OP	OP growth	OM%	Change in OM
Full Year	€11.2bn	12.6%	18.4%	170bps	€9.4bn	(3.7)%	15.5%	(90)bps

Underlying operating profit was €11.2 billion, up 12.6% versus the prior year. Underlying operating margin increased 170bps to 18.4%. This step-up in profitability contributed to a 190bps increase in underlying ROIC to 18.1%.

We expanded gross margin by 280bps to 45.0%, the highest it has been in a decade. Continuing to improve gross margin remains a key focus for the business. Our gross margin improvement in 2024 reflects positive contributions from volume leverage, mix and net productivity gains in material, production and logistics costs. It was also helped by input cost deflation in the first half, which turned into slight inflation in the second half.

Improved gross margin fuelled further increases in brand and marketing investment behind a strong and focused innovation programme. Investment was up 120bps to 15.5% of turnover, an increase of €0.9 billion. Overheads reduced by 10bps, as a result of tighter cost control and savings in the second half from the productivity programme.

Operating profit of €9.4 billion decreased 3.7% versus the prior year. This reduction was driven by higher non-underlying charges, most notably a loss on disposals and higher restructuring costs as a result of accelerating the productivity programme.

Productivity programme

In March 2024, we announced the launch of a major productivity programme to simplify the business and further evolve our category-focused model. The programme is targeted to deliver €800 million of savings, with a reduction of 7,500 mainly office-based roles, creating a leaner and more accountable organisation. Including this programme, we expect average restructuring costs to be around 1.2% of Group turnover over the three-year period from 2024 to 2026.

Following thorough consultation processes, the programme is ahead of plan with a reduction of 4,300 FTEs by the end of 2024 and in-year savings close to €200 million. Restructuring costs, including the accelerated productivity programme, increased to €850 million, equivalent to 1.4% of Group turnover in 2024. We anticipate a similar restructuring cost of approximately 1.4% of Group turnover in 2025 with a lower spend in 2026.

The new organisation structure went live on 1 January 2025. This enables the Business Groups to focus on the top 24 markets, which represent approximately 85% of Group turnover, and the 30 Power Brands. The remaining smaller markets are now run on a 'One Unilever' basis to benefit from scale and simplicity, further enhancing our portfolio prioritisation and focus.

Ice Cream separation

The separation of Ice Cream is on track to complete by the end of 2025. We are making progress on the key workstreams, including the legal entities set up, implementing the standalone operating model and preparing the carve-out financials.

Jean-Francois van Boxmeer has been appointed as Chair Designate for the separated Ice Cream business. Jean-Francois brings a wealth of experience both as a non-executive and as an executive operating within the consumer goods industry. Jean-Francois is currently Chair of Vodafone Group Plc and non-executive director of Heineken Holding N.V. having been Chief Executive of Heineken for 15 years.

Ice Cream will be separated by way of demerger, through listing of the business in Amsterdam, London and New York, the same three exchanges on which Unilever PLC shares are currently traded. The Ice Cream business will be incorporated in the Netherlands and will continue to be headquartered in Amsterdam. This decision follows a full review by the Board of separation options, focused on maximising returns for shareholders, setting the Ice Cream business up for success and execution certainty by the end of 2025.

Capital allocation

We continued to reshape our portfolio, allocating capital to premium segments through bolt-on acquisitions and divesting lower-growth businesses. In February 2024, we acquired K18, a premium biotech hair care brand. We completed several disposals during the year. These included Elida Beauty, our stake in Qinyuan Group (known as "Truliva"), a water purification business in China, and Pureit, a water purification business in Asia and Mexico. In October, we completed the sale of our Russian subsidiary to Arnest Group. The sale included all of Unilever's business in Russia and its four factories, as well as our business in Belarus. In addition, we announced several disposals that we expect to complete during 2025, including the sale of the Foods brands Unox, Conimex and Zwan, as well as the disposal of our laundry business in Central America.

In January 2025, Hindustan Unilever Limited announced it has signed an agreement to acquire the premium actives-led beauty brand Minimalist, as we continue to evolve our Beauty & Wellbeing portfolio towards higher growth and demand spaces in India.

In 2024, we returned €5.8 billion to shareholders through dividends and share buybacks. The quarterly interim dividend for the fourth quarter is raised to €0.4528, up 6.1% vs Q4 2023.

Following the completion of a €1.5 billion share buyback programme in November, we announce a new share buyback of up to €1.5 billion starting today and to be completed in the first half, well ahead of the separation of Ice Cream.

Conference Call

Following the release of this trading statement on 13 February 2025 at 7:00 AM (UK time), there will be a webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.

A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Upcoming Events

Date	Events
24 April 2025	Q1 2025 trading statement

Full Year Review: Business Groups

	Full Year 2024						Fourth Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG	UOM	Change in UOM	Turnover	USG	UVG	UPG
Unilever	€60.8bn	4.2%	2.9%	1.3%	18.4%	170bps	€14.2bn	4.0%	2.7%	1.3%
Beauty & Wellbeing	€13.2bn	6.5%	5.1%	1.3%	19.4%	70bps	€3.3bn	5.2%	3.9%	1.2%
Personal Care	€13.6bn	5.2%	3.1%	2.1%	22.1%	190bps	€3.3bn	5.3%	3.6%	1.6%
Home Care	€12.3bn	2.9%	4.0%	(1.1)%	14.5%	220bps	€3.0bn	3.0%	3.3%	(0.3)%
Foods	€13.4bn	2.6%	0.2%	2.4%	21.3%	270bps	€3.4bn	2.6%	0.5%	2.1%
Ice Cream	€8.3bn	3.7%	1.6%	2.1%	11.8%	100bps	€1.2bn	4.3%	2.2%	2.0%

Beauty & Wellbeing (22% of Group turnover)
In Beauty & Wellbeing, we focus on three key priorities: premiumising our core Hair and Skin Care portfolio by emphasising brand superiority; fuelling the growth of our Prestige Beauty and Wellbeing portfolios with selective international expansion; and, continuing to strengthen our competitiveness through innovation and a social-first approach to consumer engagement.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€13.2bn	6.5%	5.1%	1.3%	(0.3)%	(0.6)%	5.5%	19.4%	70bps
Fourth Quarter	€3.3bn	5.2%	3.9%	1.2%	(0.7)%	(0.4)%	4.1%

Beauty & Wellbeing delivered a strong full year performance, with underlying sales up 6.5%, driven by volume at 5.1% and price at 1.3%. Volume growth was broad-based with strong performances from its Power Brands including Sunsilk, Dove, Vaseline, Ponds, Liquid I.V. and Nutrafol. In Q4, Beauty & Wellbeing grew 5.2% with 3.9% volume.

The full year performance reflects the ongoing premiumisation of our core Hair Care and Skin Care portfolio and the continued strength of our Prestige Beauty and Wellbeing portfolio, which combined accounted for c. 30% of Beauty & Wellbeing's turnover.

Hair Care grew mid-single digit with balanced volume and price growth. Our largest hair care brand, Sunsilk, grew high-single digit reflecting the continued success of its 2023 relaunch and introduction of new formats. Dove delivered high-single digit volume-led growth following the launch of Scalp + Hair Therapy, designed for improved scalp health and hair density. TRESemmé grew mid-single digit following the launch of the Lamellar Shine collection. Clear grew low-single digit amidst low market growth in its primary market China.

Core Skin Care grew mid-single digit led by low-single digit volume and positive price. Vaseline grew double-digit with the expansion of its premium Gluta-Hya range to new markets and new formats. Gluta-Hya is now in over 22 markets and has introduced a new serum based suncare range. Dove skin care delivered double-digit growth, with the launch of its body serums and 3-in-1 face care treatments in Brazil, Mexico, and most recently in the US. Pond's grew double-digit led by volume following its successful relaunch in 2023.

Wellbeing grew strong double-digit led by Liquid I.V., Nutrafol, and Olly. Liquid I.V. saw continued success of its sugar-free variant and ongoing international expansion, entering seven new markets during the year. Nutrafol extended into skin care with a daily supplement designed to address acne, while Olly saw strong growth in China led by its female health supplements. Prestige Beauty grew mid-single digit reflecting a slowdown in the US beauty market. Hourglass and Tatcha grew double-digit while other brands including Paula's Choice delivered low growth. During the year, we completed the acquisition of K18, a premium biotech hair care brand, which grew double-digit and will be included in underlying sales growth from February 2025.

Underlying operating margin improved 70bps with strong gross margin improvement partially reinvested in increased brand and marketing investment.

Personal Care (22% of Group turnover)
In Personal Care, we focus on winning with science-led brands that deliver unmissable superiority to our consumers across Deodorants, Skin Cleansing, and Oral Care. Our priorities include developing superior technology and multi-year innovation platforms, leveraging partnerships with our customers, and expanding into premium areas and digital channels.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€13.6bn	5.2%	3.1%	2.1%	(5.3)%	(1.1)%	(1.5)%	22.1%	190bps
Fourth Quarter	€3.3bn	5.3%	3.6%	1.6%	(8.1)%	(1.7)%	(5.0)%

Personal Care grew underlying sales 5.2% for the year with volume growth of 3.1%. This growth was led by continued strength in Deodorants. In the fourth quarter, Personal Care grew 5.3% with Deodorants, Skin Cleansing, and Oral Care all delivering volume growth.

Personal Care's full year performance was led by its Power Brands and science-backed innovations. These innovations were supported by a step-up in marketing investment, including our five-year sponsorship deal with the Fédération Internationale de Football Association (FIFA), and our sponsorship of several major football tournaments worldwide, including UEFA EURO 2024 and the CONMEBOL Copa America USA 2024.

Dove, which represents c. 40% of Personal Care's turnover, grew high-single digit with the successful launches of a new range of whole-body deodorants and a serum shower collection, using active face care ingredients in body wash formats.

Deodorants grew double-digit led by mid-single digit volume growth. This included Rexona and Axe which grew high-single digit, driven by ongoing success from multi-year innovations, including our body heat-activated technology and our Fine Fragrance collection.

Skin Cleansing grew low-single digit with positive volume and price. Good growth in Dove was partially offset by declines in Lifebuoy and Lux, driven by challenges in Indonesia, China, and India.

Oral Care grew mid-single digit led by price. Our Power Brands, Close up and Pepsodent, grew mid-single digit with positive price and volume. Pepsodent launched its therapeutics range specifically formulated for sensitive teeth.

Underlying operating margin increased by 190bps, driven by a very strong gross margin improvement fuelling increased brand and marketing investment.

Home Care (20% of Group turnover)
In Home Care, we focus on delivering for consumers who want superior products that are sustainable and great value. We drive growth through unmissable superiority in our biggest brands, in our key markets and across channels. We have a resilient business that spans price points and grows the market by premiumising and trading consumers up to additional benefits.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€12.3bn	2.9%	4.0%	(1.1)%	(0.9)%	(0.5)%	1.4%	14.5%	220bps
Fourth Quarter	€3.0bn	3.0%	3.3%	(0.3)%	(2.4)%	(1.0)%	(0.5)%

Home Care grew underlying sales 2.9%, with 4.0% from volume and (1.1)% from price. Home Care faced the highest commodity cost deflation across Unilever which impacted laundry powders in several emerging markets.

In Home Care, we stepped up multi-year, scalable innovations with several key launches as well as extending successful 2023 launches. These Power Brand focused innovations drove a return to strong growth in Europe and were supported by increased investments in brand and marketing and R&D to drive unmissable brand superiority.

Fabric Cleaning was flat with low-single digit volume growth fully offset by negative price. Volume growth was supported by the launch of Persil Wonder Wash, the first liquid detergent designed for short cycle washes. Wonder Wash, powered by our patented Pro-S technology, has been launched in 8 markets and is on track to be in 20 markets by the end of 2025. Europe grew double-digit with strong volumes. Brazil experienced the most significant price declines among our key markets reflecting commodity deflation, notably in our powders portfolio.

Home & Hygiene grew high-single digit with strong volume and positive price. Both Domestos and CIF grew double-digit led by volume, with contributions from the Power Foam, cream and sprays portfolio.

Fabric Enhancers grew high-single digit driven by strong volumes, slightly offset by negative price. The successful launch of our new Botanicals and Elixir ranges, utilising our patented CrystalFresh technology drove a good Comfort performance.

Underlying operating margin increased by 220bps, driven by strong gross margin improvement which was slightly offset by a step-up in brand and marketing investment.

Foods (22% of Group turnover)
In Foods (formerly known as Nutrition), our strategy is to deliver consistent, competitive growth by offering unmissably superior products through our biggest brands. We do this by reaching more consumers and focusing on top dishes and high consumption seasons to satisfy consumer's preferences on taste, health and sustainability; while delivering productivity and resilience in our supply chain.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€13.4bn	2.6%	0.2%	2.4%	(0.5)%	(1.0)%	1.1%	21.3%	270bps
Fourth Quarter	€3.4bn	2.6%	0.5%	2.1%	(0.7)%	(1.4)%	0.5%

Foods grew underlying sales 2.6% for the year, with 2.4% from price and 0.2% from volume. Our two largest brands, Hellmann's and Knorr, which accounted for c. 60% of the Business Group, continued to grow ahead of the Foods average. In the fourth quarter, Foods grew 2.6% while market growth remained muted.

In Foods we are creating a more focused and simplified business concentrated on Cooking Aids, Condiments, Mini Meals, Unilever Food Solutions, and our India local Foods portfolio. These categories are where we will lead and where we can best concentrate our investment behind our global Power Brands, Knorr and Hellmann's.

Cooking Aids grew mid-single digit with positive price and volume. Knorr performed well with mid-single digit growth driven by its leadership in bouillon and seasonings and its expansion of premium ready-to-eat pots ranges. Knorr grew double-digit in Latin America through its focus on local dishes and next generation bouillon & seasoning ranges with enhanced flavours and micronutrients.

Condiments grew low-single digit with balanced volume and price growth. Hellmann's grew low-single digit led by volume growth as it continued to expand its Flavoured Mayo range, now in 30 countries, and grow its premium format variants, including new squeeze bottles.

Unilever Food Solutions grew high-single digit led by volume with positive price. This growth was supported by the rollout of our operator solutions including the latest edition of our Future Menu's Trend Report, now utilised in over 50 countries, and expansion of our digital selling programme, which improved product availability and reach. Growth also benefited from the launch of Hellmann's Professional Mayo in Europe and Brazil, tailored for professional kitchens. China grew high-single digit following a strong Chinese New Year in the first half of the year.

India Foods was flat, as tea and functional drinks maintained market leadership in subdued markets.

Underlying operating margin increased significantly, up 270bps, driven by strong gross margin improvement which funded an increase in brand and marketing investment.

Ice Cream (14% of Group turnover)
In Ice Cream, we are focused on continuing to strengthen the business in preparation for Ice Cream's separation by the end of 2025. We are doing this by developing an exciting product pipeline, designing more efficient go-to-market strategies, optimising our supply chain, and building a dedicated sales team globally. The separation will create a world-leading business, operating in a highly attractive category with five of the top 10 selling global ice cream brands.
(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
Full Year	€8.3bn	3.7%	1.6%	2.1%	0.9%	(0.1)%	4.5%	11.8%	100bps
Fourth Quarter	€1.2bn	4.3%	2.2%	2.0%	(2.1)%	(0.3)%	1.8%

Ice Cream grew underlying sales 3.7%, with 1.6% from volume and 2.1% from price, marking a return to positive volume growth. In the fourth quarter, Ice Cream grew by 4.3%, driven by 2.2% volume growth and 2.0% price growth.

The improving performance in 2024 was fuelled by strong innovations and operational improvements. These ongoing improvements included a more efficient go-to-market strategy, improved distribution, and optimised promotional activities. Share performance improved throughout the year and we sharpened our focus on net productivity, which supported gross margin expansion and reinvestment in our brands.

In-home Ice Cream (c. 60% of Ice Cream turnover) grew low-single digit led by volume growth. This was supported by several snacking innovations with smaller portions. Magnum launched premium, bite-sized Bon Bons, designed to meet evolving snacking habits. The range is performing well and is now in 12 markets with further rollout planned for next year. Joining the small indulgence format, Yasso introduced Poppables, a Greek yogurt-based snack, while Ben & Jerry's expanded its Peaces range with new flavours like Salted Caramel Brownie.

Out-of-home Ice Cream (c. 40% of Ice Cream turnover) grew mid-single digit fully led by price. We launched several premium innovations this year including Magnum's Pleasure Express featuring flavour filled cores and Ben & Jerry's new oat base for its non-dairy ice creams. Cornetto celebrated its 60th anniversary with its first global relaunch featuring enhanced formulation and new packaging.

Underlying operating margin increased by 100bps, driven by improved gross margins which supported an increase in brand and marketing investment. This margin improvement was realised despite higher commodity costs in cocoa and dairy. We expect rising inflation in cocoa and dairy costs to put pressure on margins in 2025.

Full Year Review: Geographical Areas

	Full Year 2024				Fourth Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€60.8bn	4.2%	2.9%	1.3%	€14.2bn	4.0%	2.7%	1.3%
Asia Pacific Africa	€26.0bn	3.1%	1.8%	1.3%	€6.0bn	3.1%	1.4%	1.6%
The Americas	€22.5bn	5.5%	4.0%	1.4%	€5.5bn	5.4%	3.9%	1.5%
Europe	€12.3bn	4.3%	3.0%	1.2%	€2.7bn	3.5%	3.4%	0.1%

	Full Year 2024				Fourth Quarter 2024
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€35.3bn	4.1%	2.5%	1.5%	€8.1bn	3.0%	1.1%	1.9%
Developed markets	€25.5bn	4.4%	3.3%	1.1%	€6.1bn	5.4%	5.1%	0.3%
North America	€13.4bn	5.3%	4.1%	1.1%	€3.4bn	7.0%	6.5%	0.5%
Latin America	€9.1bn	6.0%	3.9%	2.0%	€2.1bn	3.0%	-%	3.0%

Asia Pacific Africa (43% of Group turnover)

Underlying sales growth was 3.1% with 1.8% from volume and 1.3% from price.

India grew 1.8% driven by underlying volume growth at 2.4%. This was primarily driven by Home Care and Beauty & Wellbeing while Personal Care declined. In the fourth quarter, UPG turned positive reflecting commodity movements, while UVG was flat with tonnage volume up mid-single digit, partially offset by adverse mix due to strong growth in Home Care.

China declined mid-single digit with market weakness across all categories apart from Foods. In the context of softer markets, we are accelerating our portfolio premiumisation and transforming our go-to-market approach to effectively serve fast-growing e-commerce channels and smaller format stores in lower tier cities.

In South East Asia, volume-led growth in the Philippines and Thailand was offset by an 8.7% decline in Indonesia. In the second half, we took decisive actions by correcting misaligned pricing across channels and resetting stock levels in retail, while also addressing our long-standing issues of portfolio, brand, and competitiveness. This will take several quarters. As we have said previously, we expect to see the benefits of the changes in Indonesia and China from the second half of 2025.

Africa, which represents 3% of Group turnover, grew double-digit with positive volume and price growth throughout the year. Turkey delivered double-digit volume growth, led by Ice Cream and Personal Care, in a hyperinflationary environment.

The Americas (37% of Group turnover)

Underlying sales growth was 5.5% with 4.0% from volume and 1.4% from price.

North America grew 5.3% with 4.1% volume growth, with all Business Groups delivering positive volumes. This improved volume performance was led by strong growth in Beauty & Wellbeing. Growth in Personal Care improved in the second half, helped by a strong performance of Deodorants in the fourth quarter. Ice Cream showed good improvement and returned to volume-driven growth. Our Foods business delivered balanced price and volume growth, while category growth slowed during the year.

Latin America grew 6.0% with 3.9% from volume. Beauty & Wellbeing and Personal Care grew double-digit, while Foods delivered mid-single digit growth. Home Care declined slightly, adversely affected by deflation in the laundry powders market. Volume growth slowed in Brazil and Mexico in the second half, reflecting a much more volatile economic environment. In Argentina we delivered positive volume growth in each quarter despite hyperinflationary pricing and continued to strengthen our market-leading positions and performed well in a challenging environment.

Europe (20% of Group turnover)

Underlying sales grew 4.3% with volume growth of 3.0% and price of 1.2%. Our return to positive volume growth in Europe was underpinned by a strong innovation programme and increased levels of brand investment. Home Care grew double-digit, while Beauty & Wellbeing and Personal Care grew high-single digits. Innovations and improved execution led to a step-up of the Ice Cream performance in the second half and positive volume for the year. Foods declined slightly as a result of active portfolio rationalisation and slowing market growth. Growth was broad-based in Europe, led by mid-single digit growth in the United Kingdom and Germany as well as double-digit growth in Poland.

Additional commentary on the financial statements - Full Year

Finance costs and tax

Net finance costs increased by €118 million to €604 million in 2024. This was driven by higher cost of debt on bonds and commercial paper and lower interest credit from pensions. Net finance costs were 2.5% on average net debt. For 2025, we expect net finance costs to be around 3% on average net debt. This reflects the impact of refinancing maturing debt at higher rates and lower finance income versus 2024.

The underlying effective tax rate for 2024 was 25.8% (2023: 25.6%), as increases, including in non-deductible interest and withholding tax, were largely offset by benefits from tax settlements and other one-off items. Our guidance for 2025 for the underlying effective tax rate remains around 26%. The effective tax rate for 2024 was 29.0%, and included adverse impacts linked to disposals in 2024. This compares with 24.1% in the prior year, which included a benefit related to the disposal of the Dollar Shave Club.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates increased €24 million to €255 million, largely driven by the Pepsi-Lipton JVs. Other income from non-current investments was €13 million, versus €(22) million in the prior year.

Earnings per share

Underlying earnings per share increased 14.7% to €2.98, including (0.7)% of adverse currency. Constant underlying earnings per share increased by 15.4%, reflecting a strong operational performance. The reduction in the average number of shares as a result of the share buyback programme contributed 1.0%. Diluted earnings per share of €2.29 decreased by 10.6% versus 2023 due to loss on disposals and the accelerated productivity programme spend.

Free cash flow

We delivered strong cash conversion of 106%. Free cash flow was €6.9 billion versus €7.1 billion in 2023. The prior year comparator included a higher tax refund of €0.4 billion in India and a significant working capital improvement of €0.8 billion.

Underlying return on invested capital

Underlying return on invested capital improved 190bps to 18.1% (2023: 16.2%). This reflected strong underlying operating profit growth driven by turnover growth and underlying operating margin expansion, while average invested capital in 2024 was up €0.5 billion versus the prior year. Reported return on invested capital decreased by 180bps to 14.5% driven by a decrease in operating profit from higher non-underlying charges including the loss on disposals and accelerated productivity programme spend.

Net debt

Closing net debt increased €0.9 billion to €24.5 billion in 2024. Net debt to underlying EBITDA was 1.9x at 31 December 2024, versus the prior year at 2.1x and in line with our guidance of around 2x.

Pensions

Pension assets net of liabilities were in surplus of €3.0 billion at 31 December 2024 versus a surplus of €2.4 billion at the end of 2023. The increase was primarily driven by strong investment returns in equities, while higher long-term government bond yields led to reductions in both fixed income assets and pension liabilities.

Share buyback programme

On 5 November 2024, we completed the second and final €800 million tranche of our share buyback programme of up to €1.5 billion, initiated on 8 February 2024. The total consideration paid for the repurchase of 13,931,208 shares is recorded within other reserves and the shares are held by Unilever as treasury shares. Under the two tranches of the programme, a total of 27,368,909 ordinary Unilever PLC shares were purchased.

Reflecting the Group's continued strong cash generation, the Board has approved a new share buyback with an aggregate market value equivalent of up to €1.5 billion which will be bought back in the form of Unilever PLC ordinary shares.

The new share buyback will commence on 13 February 2025 and will complete on or before 6 June 2025. The purpose of the share buyback is to reduce the capital of Unilever PLC and it will take place within the limitations of the authority granted to the Board of Unilever PLC by its general meeting, held on 1 May 2024, pursuant to which the maximum number of shares to be bought back by Unilever PLC is 222,831,091.

Finance and liquidity

In 2024, the following notes matured and were repaid:

●     March: $500 million 3.25% fixed rate notes
●     April: €500 million 0.50% fixed rate notes
●     May: $1,000 million 2.60% fixed rate notes
●     August: $500 million 0.626% fixed rate notes
●     September: £250 million 1.375% fixed rate notes

The following notes were issued:

●     February: €600 million 3.25% fixed rate notes due 15 February 2032 and €600 million 3.50% fixed rate notes due 15 February 2037
●     March: €100 million 3.25% fixed rate notes to be consolidated and form a single series with the €600 million 3.25% fixed rate notes issued in February and due 15 February 2032
●     June: $170 million 4.75% fixed rate notes due 27 June 2031
●     August: $750 million 4.25% fixed rate notes due 12 August 2027 and $1,000 million 4.625% fixed rate notes due 12 August 2034

On 31 December 2024, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million with a 364-day term out.

Non-GAAP measures

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses 'constant rate', and 'underlying' measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	Annual average rate in 2024	Annual average rate in 2023
Brazilian Real (€1 = BRL)	5.761	5.405
Chinese Yuan (€1 = CNY)	7.751	7.635
Indian Rupee (€1 = INR)	90.652	89.232
Indonesia Rupiah (€1 = IDR)	17,177	16,457
Philippine Peso (€1 = PHP)	62.055	60.110
Mexican Peso (€1 = MXN)	19.589	19.169
Turkish Lira (€1 = TRY)	36.671	31.625
UK Pound Sterling (€1 = GBP)	0.848	0.870
US Dollar (€1 = US $)	1.085	1.081

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals (A&D) is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.

The reconciliation of changes in the GAAP measure of turnover to USG is as follows:

(unaudited)	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream	Total
Fourth Quarter
Turnover (€ million)
2023	3,181	3,404	2,974	3,416	1,202	14,177
2024	3,310	3,235	2,960	3,434	1,223	14,162
Turnover growth (%)	4.1	(5.0)	(0.5)	0.5	1.8	(0.1)
Effect of acquisitions (%)	0.9	-	-	-	-	0.2
Effect of disposals (%)	(1.6)	(8.1)	(2.4)	(0.7)	(2.1)	(3.2)
Effect of currency-related items (%), of which:	(0.4)	(1.7)	(1.0)	(1.4)	(0.3)	(1.1)
Exchange rates changes (%)	(1.8)	(3.9)	(3.8)	(3.4)	(0.4)	(3.0)
Extreme price growth in hyperinflationary markets* (%)	1.5	2.2	2.9	2.1	-	2.0
Underlying sales growth (%)	5.2	5.3	3.0	2.6	4.3	4.0
Full Year
Turnover (€ million)
2023	12,466	13,829	12,181	13,204	7,924	59,604
2024	13,157	13,618	12,352	13,352	8,282	60,761
Turnover growth (%)	5.5	(1.5)	1.4	1.1	4.5	1.9
Effect of acquisitions (%)	0.9	-	-	-	1.2	0.4
Effect of disposals (%)	(1.2)	(5.3)	(0.9)	(0.5)	(0.3)	(1.8)
Effect of currency-related items (%), of which:	(0.6)	(1.1)	(0.5)	(1.0)	(0.1)	(0.7)
Exchange rates changes (%)	(2.2)	(3.0)	(3.6)	(2.8)	(1.9)	(2.8)
Extreme price growth in hyperinflationary markets* (%)	1.6	1.9	3.2	1.9	1.8	2.1
Underlying sales growth (%)	6.5	5.2	2.9	2.6	3.7	4.2

(unaudited)	Asia Pacific Africa	The Americas	Europe	Total
Fourth Quarter
Turnover (€ million)
2023	6,119	5,388	2,670	14,177
2024	5,988	5,453	2,721	14,162
Turnover growth (%)	(2.1)	1.2	1.9	(0.1)
Effect of acquisitions (%)	-	0.6	-	0.2
Effect of disposals (%)	(3.8)	(2.8)	(2.5)	(3.2)
Effect of currency-related items (%), of which:	(1.3)	(1.8)	1.0	(1.1)
Exchange rates changes (%)	(2.5)	(5.4)	1.0	(3.0)
Extreme price growth in hyperinflationary markets* (%)	1.2	3.8	-	2.0
Underlying sales growth (%)	3.1	5.4	3.5	4.0
Full Year
Turnover (€ million)
2023	26,234	21,531	11,839	59,604
2024	25,991	22,491	12,279	60,761
Turnover growth (%)	(0.9)	4.5	3.7	1.9
Effect of acquisitions (%)	-	1.0	-	0.4
Effect of disposals (%)	(1.2)	(2.9)	(1.2)	(1.8)
Effect of currency-related items (%), of which:	(2.7)	0.9	0.7	(0.7)
Exchange rates changes (%)	(4.1)	(3.0)	0.7	(2.8)
Extreme price growth in hyperinflationary markets* (%)	1.5	4.0	-	2.1
Underlying sales growth (%)	3.1	5.5	4.3	4.2
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices.

Non-underlying items

Some of our non-GAAP measures are adjusted to exclude items defined as non-underlying. Management considers non-underlying items to be significant, unusual or non-recurring in nature and so believe that separately identifying them helps users to better understand the financial performance of the Group from period to period.

●      Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other approved one-off items within operating profit classified here due to their nature and frequency.
●      Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
●      Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

Consequently, within underlying operating profit we exclude the following items:

●      Restructuring costs are costs that are directly attributable to a restructuring project. Management define a restructuring project as a strategic, major initiative that delivers cost savings and materially change either the scope of the business or the manner in which the business is conducted.
●      Acquisitions and disposal related costs are costs that are directly attributable to a business acquisition or disposal project.
●      Impairment of assets including goodwill, intangible assets and property, plant and equipment.
●      Gains or losses from the disposal of group companies which arise from business disposal projects.
●      Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.

The breakdown of non-underlying items is shown below:

€ million	Full Year
(unaudited)	2024	2023
Non-underlying items within operating profit before tax	(1,779)	(173)
Acquisition and disposal-related costs(a)	(387)	(242)
(Loss)/gain disposal of group companies(b)	(406)	489
Restructuring costs(c)	(850)	(499)
Impairments(d)	(133)	(1)
Other	(3)	80
Tax on non-underlying items within operating profit	129	207
Non-underlying items within operating profit after tax	(1,650)	34
Non-underlying items not in operating profit but within net profit before tax	(155)	(153)
Interest related to the UK tax audit of intangible income and centralised services	40	(11)
Net monetary loss arising from hyperinflationary economies	(195)	(142)
Tax impact of non-underlying items not in operating profit but within net profit, including non-underlying tax items	90	12
Non-underlying items not in operating profit but within net profit after tax	(65)	(141)
Non-underlying items after tax	(1,715)	(107)
Attributable to:
Non-controlling interests	21	(6)
Shareholders' equity	(1,736)	(101)

(a)  2024 includes a charge of €239 million (2023: €104 million) relating to the revaluation of the minority interest liability of Nutrafol, €54 million related to the Ice Cream separation, and €39 million relating to the acquisition of Yasso.

(b)  2024 net loss arises from the disposals of Russia, Elida Beauty, PureIt, and Qinyuan. This net loss includes a foreign currency translation reserve write-off of €545 million. 2023 includes a gain of €497 million related to the disposal of Suave.

(c)   In 2024, we announced the launch of a company-wide Productivity programme that would impact around 7,500 jobs and support margin improvement through specific interventions over its duration. The majority of the costs incurred that relate to the Productivity programme were for redundancy and are recognised as restructuring in line with our policy. The remaining cost comprise technology and supply chain projects.

(d)  2024 includes an impairment charge of €127 million relating to Blueair, an air purification business.

Underlying operating profit (UOP) and underlying operating margin (UOM)

Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	Full Year
(unaudited)	2024	2023
Operating profit	9,400	9,758
Non-underlying items within operating profit	1,779	173
Underlying operating profit	11,179	9,931
Turnover	60,761	59,604
Operating margin (%)	15.5	16.4
Underlying operating margin (%)	18.4	16.7

Underlying effective tax rate

The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	Full Year
(unaudited)	2024	2023
Taxation	2,500	2,199
Tax impact of:
Non-underlying items within operating profit	129	207
Non-underlying items not in operating profit but within net profit	90	12
Taxation before tax impact of non-underlying items	2,719	2,418
Profit before taxation	8,869	9,339
Share of net profit of joint ventures and associates	(255)	(231)
Profit before tax excluding share of net profit of joint ventures and associates	8,614	9,108
Non-underlying items within operating profit before tax	1,779	173
Non-underlying items not in operating profit but within net profit before tax	155	153
Profit before tax excluding non-underlying items before tax and share of net profit of joint ventures and associates	10,548	9,434
Effective tax rate (%)	29.0	24.1
Underlying effective tax rate (%)	25.8	25.6

Underlying earnings per share

Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders' equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders' equity, net profit attributable to shareholders' equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders' equity to underlying profit attributable to shareholders' equity.

The reconciliation of net profit attributable to shareholders' equity to underlying profit attributable to shareholders' equity is as follows:

€ million	Full Year
(unaudited)	2024	2023
Net profit	6,369	7,140
Non-controlling interest	(625)	(653)
Net profit attributable to shareholders' equity - used for basic and diluted earnings per share	5,744	6,487
Post-tax impact of non-underlying items attributable to shareholders' equity	1,736	101
Underlying profit attributable to shareholders' equity - used for basic and diluted earnings per share	7,480	6,588
Adjusted average number of shares (millions of share units)	2,507.1	2,532.4
Diluted EPS (€)	2.29	2.56
Underlying EPS - diluted (€)	2.98	2.60

Constant underlying EPS

Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders' equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders' equity to constant underlying earnings attributable to shareholders' equity and the calculation of constant underlying EPS is as follows:

€ million	Full Year
(unaudited)	2024	2023
Underlying profit attributable to shareholders' equity	7,480	6,588
Impact of translation from current to constant exchange rates and translational hedges	272	(45)
Impact of price growth in excess of 26% per year in hyperinflationary economies	(274)	-
Constant underlying earnings attributable to shareholders' equity	7,478	6,543
Diluted average number of share units (millions of units)	2,507.1	2,532.4
Constant underlying EPS (€)	2.98	2.58

Net debt

Net debt is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	Full Year
(unaudited)	2024	2023
Total financial liabilities	(32,053)	(29,622)
Current financial liabilities	(6,987)	(5,087)
Non-current financial liabilities	(25,066)	(24,535)
Cash and cash equivalents as per balance sheet	6,136	4,159
Cash and cash equivalents as per cash flow statement	5,950	4,045
Add: bank overdrafts deducted therein	180	116
Less: cash and cash equivalents held for sale	6	(2)
Other current financial assets	1,330	1,731
Non-current financial asset derivatives that relate to financial liabilities	68	75
Net debt	(24,519)	(23,657)

Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)

Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We only use UEBITDA to assess our leverage level, which is expressed as net debt to UEBITDA. The reconciliation of operating profit to UEBITDA is as follows:

€ million	Full Year
(unaudited)	2024	2023
Net profit	6,369	7,140
Net finance costs	604	486
Net monetary loss arising from hyperinflationary economies	195	142
Share of net profit of joint ventures and associates	(255)	(231)
Other (income)/loss from non-current investments and associates	(13)	22
Taxation	2,500	2,199
Operating profit	9,400	9,758
Depreciation and amortisation	1,624	1,578
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	11,024	11,336
Non-underlying items within operating profit	1,779	173
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	12,803	11,509

Free cash flow (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	Full Year
(unaudited)	2024	2023
Cash flow from operating activities	12,144	11,561
Income tax paid	(2,625)	(2,135)
Net capital expenditure	(1,934)	(1,703)
Net interest paid	(653)	(632)
Free cash flow	6,932	7,091
Net cash flow (used in)/from investing activities	(625)	(2,294)
Net cash flow used in financing activities	(6,941)	(7,193)

Cash conversion

Unilever defines cash conversion as free cash flow excluding tax on disposal as a proportion of net profit, excluding gain/loss on disposal and income from JV, associates and non-current investments. This reflects our ability to convert profit to cash.

€ million	Full Year
(unaudited)	2024	2023
Net profit	6,369	7,140
Loss/(gain) on disposal of group companies	406	(489)
Share of net profit of joint ventures and associates	(255)	(231)
Other (income)/loss from non-current investments and associates	(13)	22
Tax on gain on disposal of group companies	140	(69)
Net profit excluding P&L on disposals, JV, associates, NCI	6,647	6,373
Cash flow from operating activities	12,144	11,561
Free cash flow	6,932	7,091
Cash impact of tax on disposal	111	14
Free cash flow excluding cash impact of tax on disposal	7,043	7,105
Cash conversion from operating activities (%)	191	162
Cash conversion (%)	106	111

Underlying return on invested capital (ROIC)

Underlying return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guard rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Underlying ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

€ million	Full Year
(unaudited)	2024	2023
Operating profit	9,400	9,758
Tax on operating profit(a)	(2,726)	(2,352)
Operating profit after tax	6,674	7,406

Operating profit	9,400	9,758
Non-underlying items within operating profit	1,779	173
Underlying operating profit before tax	11,179	9,931
Tax on underlying operating profit(b)	(2,882)	(2,545)
Underlying operating profit after tax	8,297	7,386
Goodwill	22,311	21,109
Intangible assets	18,590	18,357
Property, plant and equipment	11,669	10,707
Net assets held for sale	119	516
Inventories	5,177	5,119
Trade and other current receivables	6,011	5,775
Trade payables and other current liabilities	(16,690)	(16,857)
Period-end invested capital	47,187	44,726
Average invested capital for the period	45,957	45,487
Return on invested capital (%)	14.5	16.3
Underlying return on invested capital (%)	18.1	16.2
(a)  Tax on operating profit is calculated as operating profit before tax multiplied by the effective tax rate of 29.0% (2023: 24.1%) which is shown on note 4.
(b)  Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by the underlying effective tax rate of 25.8% (2023: 25.6%) which is shown on page 16.

Cautionary Statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the 'Group'). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms, and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's acceleration of its Growth Action Plan, Unilever's portfolio optimisation towards global or scalable brands, the capabilities and potential of such brands, the various aspects of the separation of Ice Cream and its future operational model, strategy, growth potential, performance and returns, Unilever's productivity programme, its impacts and cost savings over the next three years and operation dis-synergies from the separation of Ice Cream, the Group's emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's ability to successfully separate Ice Cream and realise the anticipated benefits of the separation; Unilever's ability to successfully execute and consummate its productivity programme in line with expected costs to achieve expected savings; Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023.

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 78 2527 3767	press-office.london@unilever.com	investor.relations@unilever.com
or	+44 77 7999 9683	jonathan.sibun@teneo.com
NL	+31 62 191 3705	kiran.hofker@unilever.com
or	+31 61 500 8293	fleur-van.bruggen@unilever.com

After the conference call on 13 February 2025 at 8:00 AM (UK time), the webcast of the presentation will be available at www.unilever.com/investor-relations/results-and-presentations/latest-results.

This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Consolidated income statement

€ million	Full Year
(unaudited)	2024	2023	Change
Turnover	60,761	59,604	1.9%
Operating profit	9,400	9,758	(3.7)%
Net finance costs	(604)	(486)
Pensions and similar obligations	71	110
Finance income	438	442
Finance costs	(1,113)	(1,038)
Net monetary loss arising from hyperinflationary economies	(195)	(142)
Share of net profit of joint ventures and associates	255	231
Other income/(loss) from non-current investments and associates	13	(22)
Profit before taxation	8,869	9,339	(5.0)%
Taxation	(2,500)	(2,199)
Net profit	6,369	7,140	(10.8)%

Attributable to:
Non-controlling interests	625	653
Shareholders' equity	5,744	6,487	(11.5)%

Earnings per share
Basic earnings per share (euros)	2.30	2.58	(10.6)%
Diluted earnings per share (euros)	2.29	2.56	(10.6)%

Consolidated statement of comprehensive income

€ million	Full Year
(unaudited)	2024	2023
Net profit	6,369	7,140
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	60	(28)
Remeasurement of defined benefit pension plans	264	(510)
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	210	(27)
Currency retranslation gains/(losses)	1,389	(1,461)
Total comprehensive income	8,292	5,114

Attributable to:
Non-controlling interests	712	524
Shareholders' equity	7,580	4,590

Consolidated statement of changes in equity

(unaudited)
€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
1 January 2023	92	52,844	(73,364)	(10,804)	50,253	19,021	2,680	21,701
Profit or loss for the period	-	-	-	-	6,487	6,487	653	7,140
Other comprehensive income, net of tax:
Losses on:
Equity instruments	-	-	-	(27)	-	(27)	(1)	(28)
Cash flow hedges	-	-	-	(27)	-	(27)	-	(27)
Remeasurements of defined benefit pension plans	-	-	-	-	(508)	(508)	(2)	(510)
Currency retranslation (losses)/gains(a)	-	-	-	(1,629)	294	(1,335)	(126)	(1,461)
Total comprehensive income	-	-	-	(1,683)	6,273	4,590	524	5,114
Dividends on ordinary capital	-	-	-	-	(4,327)	(4,327)	-	(4,327)
Cancellation of treasury shares(b)	(4)	-	-	5,282	(5,278)	-	-	-
Repurchase of shares(c)	-	-	-	(1,507)	-	(1,507)	-	(1,507)
Movements in treasury shares(d)	-	-	-	75	(98)	(23)	-	(23)
Share-based payment credit(e)	-	-	-	-	212	212	-	212
Dividends paid to non-controlling interests	-	-	-	-	-	-	(521)	(521)
Hedging (gain)/loss transferred to non-financial assets	-	-	-	117	-	117	-	117
Other movements in equity	-	-	-	2	17	19	(21)	(2)
31 December 2023	88	52,844	(73,364)	(8,518)	47,052	18,102	2,662	20,764
Profit or loss for the period	-	-	-	-	5,744	5,744	625	6,369
Other comprehensive income, net of tax:
Gains on:
Equity instruments	-	-	-	60	-	60	-	60
Cash flow hedges	-	-	-	210	-	210	-	210
Remeasurements of defined benefit pension plans	-	-	-	-	269	269	(5)	264
Currency retranslation gains(a)	-	-	-	406	891	1,297	92	1,389
Total comprehensive income	-	-	-	676	6,904	7,580	712	8,292
Dividends on ordinary capital	-	-	-	-	(4,320)	(4,320)	-	(4,320)
Cancellation of treasury shares	-	-	-	-	-	-	-	-
Repurchase of shares(c)	-	-	-	(1,508)	-	(1,508)	-	(1,508)
Movements in treasury shares(d)	-	-	-	25	(120)	(95)	-	(95)
Share-based payment credit(e)	-	-	-	-	324	324	-	324
Dividends paid to non-controlling interests	-	-	-	-	-	-	(712)	(712)
Hedging (gain)/loss transferred to non-financial assets	-	-	-	(54)	-	(54)	-	(54)
Other movements in equity	-	-	-	80	(119)	(39)	(97)	(136)
31 December 2024	88	52,844	(73,364)	(9,299)	49,721	19,990	2,565	22,555

(a)  Includes a hyperinflation adjustment of €880 million (2023: €308 million) in relation to Argentina and Turkey.

(b)  During 2023, 112,746,434 PLC ordinary shares held as treasury shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.

(c)   Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 10 February 2022 and 8 February 2024.

(d)  Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.

(e)  The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

Consolidated balance sheet

(unaudited)
€ million	As at 31 December 2024	As at 31 December 2023
Non-current assets
Goodwill	22,311	21,109
Intangible assets	18,590	18,357
Property, plant and equipment	11,669	10,707
Pension asset for funded schemes in surplus	4,164	3,781
Deferred tax assets	1,280	1,113
Financial assets	1,571	1,386
Other non-current assets	971	911
	60,556	57,364
Current assets
Inventories	5,177	5,119
Trade and other current receivables	6,011	5,775
Current tax assets	373	427
Cash and cash equivalents	6,136	4,159
Other financial assets	1,330	1,731
Assets held for sale	167	691
	19,194	17,902

Total assets	79,750	75,266

Current liabilities
Financial liabilities	6,987	5,087
Trade payables and other current liabilities	16,690	16,857
Current tax liabilities	678	851
Provisions	831	537
Liabilities held for sale	48	175
	25,234	23,507
Non-current liabilities
Financial liabilities	25,066	24,535
Non-current tax liabilities	585	384
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	173	351
Unfunded schemes	1,021	1,029
Provisions	571	563
Deferred tax liabilities	4,342	3,995
Other non-current liabilities	203	138
	31,961	30,995

Total liabilities	57,195	54,502

Equity
Shareholders' equity	19,990	18,102
Non-controlling interests	2,565	2,662
Total equity	22,555	20,764

Total liabilities and equity	79,750	75,266

Consolidated cash flow statement

(unaudited)	Full Year
€ million	2024	2023
Net profit	6,369	7,140
Taxation	2,500	2,199
Share of net profit of joint ventures/associates and other (income)/loss from non-current investments and associates	(268)	(209)
Net monetary loss arising from hyperinflationary economies	195	142
Net finance costs	604	486
Operating profit	9,400	9,758

Depreciation, amortisation and impairment	1,757	1,579
Changes in working capital	(160)	814
Inventories	(198)	340
Trade and other receivables	(206)	768
Trade payables and other liabilities	244	(294)
Pensions and similar obligations less payments	(88)	(281)
Provisions less payments	330	(185)
Elimination of loss/(profits) on disposals	436	(433)
Non-cash charge for share-based compensation	324	212
Other adjustments	145	97
Cash flow from operating activities	12,144	11,561
Income tax paid	(2,625)	(2,135)
Net cash flow from operating activities	9,519	9,426

Interest received	432	267
Purchase of intangible assets	(233)	(243)
Purchase of property, plant and equipment	(1,738)	(1,502)
Disposal of property, plant and equipment	37	42
Acquisition of businesses and investments in joint ventures and associates	(795)	(704)
Disposal of businesses, joint ventures and associates	985	436
Acquisition of other non-current investments	(166)	(533)
Disposal of other non-current investments	59	62
Dividends from joint ventures, associates and other non-current investments	261	239
Sale/(purchase) of financial assets	533	(358)
Net cash flow used in investing activities	(625)	(2,294)

Dividends paid on ordinary share capital	(4,319)	(4,363)
Interest paid	(1,085)	(899)
Net change in short-term borrowings	643	(570)
Additional financial liabilities	4,741	4,972
Repayment of financial liabilities	(4,306)	(3,905)
Capital element of lease rental payments	(381)	(394)
Repurchase of shares	(1,508)	(1,507)
Other financing activities	(726)	(527)
Net cash flow used in financing activities	(6,941)	(7,193)

Net increase/(decrease) in cash and cash equivalents	1,953	(61)

Cash and cash equivalents at the beginning of the period	4,045	4,225

Effect of foreign exchange rate changes	(48)	(119)

Cash and cash equivalents at the end of the period	5,950	4,045

Notes to the condensed consolidated financial statements
(unaudited)
1. Accounting information and policies

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2023. In conformity with the requirements of the Companies Act 2006, the condensed consolidated preliminary financial statements have been prepared based on the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and UK-adopted international accounting standards.

The condensed consolidated financial statements are shown at current exchange rates, and percentage year-on-year changes are shown to facilitate comparison. The consolidated income statement on page 21, the consolidated statement of comprehensive income on page 21, the consolidated statement of changes in equity on page 22 and the consolidated cash flow statement on page 24 are translated at exchange rates current in each period. The balance sheet on page 23 is translated at period-end rates of exchange.

The condensed consolidated financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2023 have been delivered to the Registrar of Companies; the auditors' reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

Accounting developments adopted by the Group

On 1 January 2024, the Group adopted the amendments to IAS 7 and IFRS 7 "Supplier Finance Arrangements". The amendments introduce additional disclosure requirements for companies that enter supplier finance arrangements. This will be disclosed in the financial statements for the year ended 31 December 2024.

All other new standards or amendments issued by the IASB and UK Endorsement Board that were effective by 1 January 2024, were either not applicable or not material to the Group.

2. Segment information - Business Groups

Fourth Quarter		Personal Care	Home Care	Foods	Ice Cream	Total
Turnover (€ million)
2023	3,181	3,404	2,974	3,416	1,202	14,177
2024	3,310	3,235	2,960	3,434	1,223	14,162
Change (%)	4.1	(5.0)	(0.5)	0.5	1.8	(0.1)

Full Year	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream	Total
Turnover (€ million)
2023	12,466	13,829	12,181	13,204	7,924	59,604
2024	13,157	13,618	12,352	13,352	8,282	60,761
Change (%)	5.5	(1.5)	1.4	1.1	4.5	1.9

Operating profit (€ million)
2023	2,209	2,957	1,419	2,413	760	9,758
2024	1,970	2,739	1,521	2,599	571	9,400
Underlying operating profit (€ million)
2023	2,331	2,792	1,496	2,460	852	9,931
2024	2,552	3,014	1,785	2,847	981	11,179

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

3. Segment information - Geographical area

Fourth Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2023	6,119	5,388	2,670	14,177
2024	5,988	5,453	2,721	14,162
Change (%)	(2.1)	1.2	1.9	(0.1)

Full Year	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2023	26,234	21,531	11,839	59,604
2024	25,991	22,491	12,279	60,761
Change (%)	(0.9)	4.5	3.7	1.9

4. Taxation

The effective tax rate for 2024 is 29.0% compared with 24.1% in 2023. For 2024 there is an adverse impact arising from disposals whereas in 2023 there was a benefit.

5. Earnings per share

The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.

Earnings per share for total operations for the twelve months were calculated as follows:

	Full Year
	2024	2023
EPS - Basic
Net profit attributable to shareholders' equity (€ million)	5,744	6,487
Average number of shares (millions of share units)	2,492.6	2,515.9
EPS - basic (€)	2.30	2.58

EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	5,744	6,487
Adjusted average number of shares (millions of share units)	2,507.1	2,532.4
EPS - diluted (€)	2.29	2.56

During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2023 (net of treasury shares)	2,499.0
Shares repurchased under the share buyback programme	(27.4)
Net movements in shares under incentive schemes	4.0
Number of shares at 31 December 2024 (net of treasury shares)	2,475.6

6. Acquisitions and disposals

In 2024, the Group completed the business acquisitions and disposals as listed below.

Deal completion date	Acquired/disposed business
1 February 2024	Acquired 91.88% of K18, a U.S. based premium hair care brand. The acquisition complements Unilever's existing Beauty and Wellbeing portfolio, with a range of high-quality, hair care products.
1 June 2024	Sold Elida Beauty to Yellow Wood Partners LLC. Elida Beauty comprises more than 20 beauty and personal care brands, such as Q-Tips, Caress, Timotei and TIGI.
1 August 2024	Sold Qinyuan Group (also known as "Truliva") to Yong Chao Venture Capital Co., Ltd. Qinyuan Group offers a range of water purification solutions to households in China.
8 October 2024	Sold the Russian subsidiary to Arnest Group. The sale includes all of Unilever's business in Russia and its four factories in the country, along with our business in Belarus.
1 November 2024	Sold Pureit to A.O. Smith. Pureit offers a range of water purification solutions across India, Bangladesh, Sri Lanka, Vietnam and Mexico, among others.

On 22 January 2025, Hindustan Unilever Limited announced it has signed an agreement to acquire Minimalist, a premium actives-led beauty brand in India. The transaction is expected to be completed by Q2 2025.

Acquisitions

The net consideration for acquisitions in 2024 is €616 million (2023: €675 million for acquisitions completed during that year).

Effect on consolidated income statement

If the acquisition deals completed in 2024 had all taken place at the beginning of the year, Group turnover would have been €60,772 million, and Group operating profit would have been €9,402 million.

Effect on consolidated balance sheet

The following table summarises the consideration and net assets acquired in 2024. The fair values currently used for opening balances are provisional. These balances remain provisional due to there being outstanding relevant information in regard to facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.

€ million	Total 2024
Intangible assets	382
Other non-current assets	14
Trade and other receivables	15
Other current assets	36
Non-current liabilities(a)	(99)
Current liabilities	(15)
Net assets acquired	333
Non-controlling interest	(27)
Goodwill	310
Total consideration	616
Of which:
Cash consideration paid	616
Deferred consideration	-

(a)  Non-current liabilities include deferred tax of €99 million.

Disposals

Total consideration for 2024 disposals is €1,396 million (2023: €578 million for disposals completed during that year). The following table sets out the effect of the disposals in 2024 and comparative year on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal.

€ million	2024	2023
Goodwill and intangible assets(a)	1,107	56
Other non-current assets	218	55
Current assets(b)	700	108
Liabilities(c)	(683)	(144)
Net assets sold	1,342	75
Loss on recycling of currency retranslation on disposal	545	14
Non-controlling interest	(85)	-
Profit/(loss) on sale attributable to Unilever	(406)	489
Consideration	1,396	578
Of which:
Cash(d)	1,299	477
Non-cash items and deferred consideration	97	101

(a)  2024 includes intangibles of €984 million relating to the disposals of the Elida Beauty, Russia and Truliva businesses.

(b)  2024 includes inventories of €126 million, cash of €324 million and trade receivables of €215 million.

(c)   2024 includes €431 million of trade payables.

(d)  2024 includes €324 million related to cash balances of businesses sold.

7. Share buyback

On the 8 February 2024, we announced a share buyback programme for an aggregate market value equivalent of up to €1.5 billion. As at 31 December 2024 the Group repurchased 27,368,909 ordinary shares for €1.5 billion, which will be held as Treasury stock until cancellation.

8. Financial instruments

The Group's Treasury function aims to protect the Group's financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2024 and 2023. The Group's cash resources and other financial assets are shown below.

	31 December 2024			31 December 2023
€ million	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	3,241	-	3,241	2,862	-	2,862
Short-term deposits(a)	2,436	-	2,436	1,181	-	1,181
Other cash equivalents(b)	459	-	459	116	-	116
	6,136	-	6,136	4,159	-	4,159
Other financial assets
Financial assets at amortised cost(c)	736	526	1,262	961	454	1,415
Financial assets at fair value through other comprehensive income(d)	-	600	600	151	458	609
Financial assets at fair value through profit or loss:
Derivatives	149	68	217	37	75	112
Other(e)	445	377	822	582	399	981
	1,330	1,571	2,901	1,731	1,386	3,117
Total financial assets(f)	7,466	1,571	9,037	5,890	1,386	7,276

(a)  Short-term deposits typically have a maturity of up to 3 months.

(b)  Other cash equivalents include investments in overnight funds and marketable securities.

(c)   Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process, fixed income securities and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €196 million (2023: €227 million).

(d)  Included within non-current financial assets at fair value through other comprehensive income are equity investments.

(e)  Other financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in financial institutions.

(f)   Financial assets exclude trade and other current receivables.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

	Fair value		Carrying amount
€ million	As at 31 December 2024	As at 31 December 2023	As at 31 December 2024	As at 31 December 2023
Financial assets
Cash and cash equivalents	6,136	4,159	6,136	4,159
Financial assets at amortised cost	1,262	1,415	1,262	1,415
Financial assets at fair value through other comprehensive income	600	609	600	609
Financial assets at fair value through profit and loss:
Derivatives	217	112	217	112
Other	822	981	822	981
	9,037	7,276	9,037	7,276
Financial liabilities
Bank loans and overdrafts	(521)	(506)	(521)	(506)
Bonds and other loans	(28,037)	(26,112)	(28,648)	(26,692)
Lease liabilities	(1,486)	(1,395)	(1,486)	(1,395)
Derivatives	(594)	(494)	(594)	(494)
Other financial liabilities	(804)	(535)	(804)	(535)
	(31,442)	(29,042)	(32,053)	(29,622)

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

	As at 31 December 2024			As at 31 December 2023
€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value
Financial assets at fair value through other comprehensive income	10	4	586	163	4	442
Financial assets at fair value through profit or loss:
Derivatives(a)	-	420	-	-	149	-
Other	445	-	377	582	-	399
Liabilities at fair value
Derivatives(b)	-	(650)	-	-	(559)	-
Contingent consideration	-	-	(1)	-	-	(157)

(a)  Includes €203 million (2023: €37 million) derivatives, reported within trade receivables, that hedge trading activities.

(b)  Includes €(56) million (2023: €(65) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2023. There were also no significant movements between the fair value hierarchy classifications since 31 December 2023.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2024 and 2023.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2023.

9. Dividends

The Board has declared a quarterly interim dividend for Q4 2024 of £0.3775 per Unilever PLC ordinary share or €0.4528 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 11 February 2025.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3775
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4528
Per Unilever PLC American Depositary Receipt:	US$0.4674

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 11 February 2025.

US dollar cheques for the quarterly interim dividend will be mailed on 28 March 2025 to holders of record at the close of business on 28 February 2025.

The quarterly dividend calendar for Q4 2024 and the remainder of 2025 will be as follows:

	Announcement Date	Ex-dividend Date for Ordinary Shares	Ex-dividend Date for ADRs	Record Date	Last Date for DRIP Election	Payment Date
Q4 2024 Dividend	13 February 2025	27 February 2025	28 February 2025	28 February 2025	07 March 2025	28 March 2025
Q1 2025 Dividend	24 April 2025	15 May 2025	16 May 2025	16 May 2025	22 May 2025	13 June 2025
Q2 2025 Dividend	31 July 2025	14 August 2025	15 August 2025	15 August 2025	21 August 2025	12 September 2025
Q3 2025 Dividend	23 October 2025	06 November 2025	07 November 2025	07 November 2025	14 November 2025	05 December 2025

10. Events after the balance sheet date

There are no material post balance sheet events other than those mentioned elsewhere in this report.